

May 19, 2021

Thomas J. Gibson
Senior Vice President and Chief Financial Officer
Streamline Health Solutions, Inc.
11800 Amber Park Dr., Suite 125
Alpharetta, GA 30009

   Re: Streamline Health Solutions, Inc.
     Registration Statement on Form S-3
     Filed May 3, 2021
     File No. 333-255723

Dear Mr. Gibson:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed May 3, 2021

General

1. You disclose on page 6 that a total of 322,303 of the 570,727 shares you are seeking to register for resale are shares you expect to issue in exchange for services to be furnished pursuant to your Master Services Agreement ("MSA") and related statements of work with the selling stockholder, 180 Consulting, LLC. We note further from your Form 8-K filed March 25, 2020, that Section 7 of the MSA provides that either you or 180 Consulting may terminate the MSA for any reason upon 90 days' notice. Based on the foregoing, it appears that the selling stockholder is not irrevocably bound to purchase the 322,303 shares that have not yet been issued. Accordingly, please revise the registration statement to remove the unissued shares, or provide us with your analysis as to how the selling stockholder is irrevocably bound to purchase the shares subject only to conditions

outside of its control. For guidance, please refer to our Compliance and Disclosure Interpretations, Securities Act Sections, Question 139.06.

<u>Selling Stockholders, page 6</u>

2. Please disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by 180 Consulting, LLC.

3. Disclosure states that you may identify additional selling stockholders in a prospectus supplement. It appears you are relying on Rule 430B(b)(2) of Regulation C to omit the names of additional selling stockholders from the registration statement. Please tell us how you concluded you satisfy the conditions set forth in Rule 430B(b)(2)(i)-(iii), or revise your disclosure and confirm that all selling stockholders are identified.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Naveen Pogula, Esq.